

November 21, 2019

John Vlay
Chief Executive Officer
Future Labs V, Inc.
1134 11th Street, Suite 101
Santa Monica, CA 90403

> **Re: Future Labs V, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed November 8, 2019**
> **File No. 024-11065**

Dear Mr. Vlay:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 6, 2019 letter.

Amendment No. 2 to Form 1-A filed November 8, 2019

The Bylaws of the Company include a forum selection clause..., page 11

1. We note that your forum selection provision in your bylaws now identifies the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. We note, however, your disclosure on page 11 and on page 30 that your exclusive forum provision will not apply to claims arising under the Securities Act. Please revise your disclosure so that it is consistent with your bylaws. As we noted in our prior comment 3, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision is intended to apply to Securities Act claims,

please also revise your offering circular to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

In addition, although we note your disclosure in this risk factor that your forum selection provision will not apply to claims arising under the Exchange Act, the provision in your bylaws does not state this clearly. As noted in our prior comment 3, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Amanda Ravitz, Advisor, at (202) 551-3412 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Stephenson, Esq.